

Mail Stop 3561

April 8, 2016

Stanislav Augustin
President and Chief Executive Officer
Reliant Service Inc.
3 Rabí
Rabi, Czech Republic 34201

> **Re: Reliant Service Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 24, 2016**
> **File No. 333-208934**

Dear Mr. Augustin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

Our Company, page 5

1. Please augment your disclosure here and in your Management's Discussion and Analysis of Financial Condition and Results of Operations to briefly describe the allocation of your proceeds to your U.S. operations and your Czech operations. Please indicate whether you plan to focus on your expansion in the U.S. market, or if you plan to also expand your Czech operations.

Summary Financial Information, page 7

2. We reviewed the revisions made in response to comment 4. Certain amounts in the tables still do not agree to the financial statements. We also noted similar inconsistencies with amounts on pages 9, 20 and 26. Please revise amounts throughout the filing to match the financial statements.

Dilution, page 16

3. We reviewed the revisions made in response to comment 8. In the fourth full paragraph you disclose net tangible book value of $7,624 as of January 31, 2016. We are unable to reconcile this amount to the balance sheet on page F-14. Please show us how the amount reconciles to the balance sheet on page F-14 or revise the amount disclosed and show us how the revised amount reconciles to the balance sheet.

Description of Business, page 20

4. Please disclose that you purchase your file cabinets from China. Please disclose whether the file cabinets are shipped directly to your customers or to you, and who is responsible for applicable shipping costs. Please also disclose the process you must follow in order to import goods into the Czech Republic, if applicable.

5. We note your statement that Mr. Augustin "will start drawing a small salary ($1,000 per month)." However, your disclosure on page 10 states Mr. Augustin "will receive a one-time salary of $5,000 for the first 12 months of operation." Please revise.

Plan of Operation, page 25

6. Please update your disclosure to include your cash balance as of January 31, 2016.

Financial Statements

Audited Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

7. We reviewed the revisions made in response to comment 18. Please have your auditor explain to us their consideration of your ability to continue as a going concern. Please also have your auditor tell us their consideration of including an explanatory paragraph stating there is substantial doubt about your ability to continue as a going concern. Refer to PCAOB Auditing Standards 2415 and 3101.11.

Stanislav Augustin
Reliant Service Inc.
April 8, 2016
Page 3

<u>Statement of Operations, page F-4</u>

8. Your response to comment 19 states that a provision for income tax is included in the statement of operations; however, the statement of operations still does not appear to reflect any income tax expense. Please tell us why no income tax expense was recognized referencing authoritative literature that supports your accounting treatment.

<u>Notes to Financial Statements, page F-7</u>

9. We reviewed the revisions made in response to comment 22. As previously requested, please also disclose long-lived assets in your country of domicile and located in all foreign countries in total in which you hold assets. If assets in an individual foreign country are material, those assets shall be disclosed separately. Refer to ASC 280-10-50-41.

<u>Schedule of Operating Expenses, page F-11</u>

10. Your response to comment 23 does not provide the explanation requested. As such, we have repeated the same comment in the next paragraph.

Please tell us your consideration of removing the schedules of operating expenses and separately disclosing depreciation expense and advertising expense in the notes to the financial statements pursuant to ASC 360-10-50-1a and ASC 720-35-50-1b.

<u>Independent Accountant's Compilation Report, page F-13</u>

11. Compilation reports are not appropriate in public company filings because the association of the accountant provides no basis for reliance. Please remove the compilation report. In addition, the presence of a compilation report may indicate a violation of SEC independence standards prohibiting bookkeeping and other services related to the accounting records of financial statements of an the audit client. Please tell us why the compilation service provided by your auditor is not a violation of Rule 2-01(c)(4)(i)(B) of Regulation S-X. Please note that if your accountant is not independent, a new auditor would need to be engaged to re-audit all previous periods. Please ensure your response indicates the extent to which your auditor was involved in the preparation of the July 31, 2015 financial statements.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336, or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342, or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3264 with any other questions.

Sincerely,

/s/ Lisa M. Kohl

Mara Ransom
Assistant Director
Consumer Products